SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              ---------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              FORTUNE BRANDS, INC.
   ---------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                 Delaware                                    13-3295276
   ----------------------------------------            -----------------------
         (State of Incorporation)                          (IRS Employer
                                                         Identification No.)


          1700 East Putnam Avenue,
          Old Greenwich, Connecticut                           06870-0811
   ----------------------------------------            -----------------------
   (Address of Principal Executive Offices)                   (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. /X/


If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. / /


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                Name of Each Exchange on Which
      to be so Registered                Each Class is to be Registered
      -------------------                ------------------------------
   Preferred Share Purchase              New York Stock Exchange, Inc.
    Rights


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
   ---------------------------------------------------------------------------
                                (Title of Class)



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Item 1.  Description of Registrant's Securities to be Registered.
------   -------------------------------------------------------

                  On November 18, 1997, the Board of Directors of Fortune Brands, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $3.125 per share (the "Common Stock"), of the Company. The dividend is payable as of December 24, 1997 to stockholders of record on that date. Each Right will entitle the registered holder thereof until December 24, 2007 (or, if earlier, the redemption or exchange of the Rights) to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock, without par value (the "Preferred Shares"), of the Company at an exercise price of $150 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 19, 1997 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent.

                  The Rights will be represented by the Common Stock certificates, and will not be exercisable or transferable apart from the Common Stock, until the earlier of (i) the tenth day after the public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock or (ii) the tenth business day after the commencement of, or the announcement of an intention to commence, a tender or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the Common Stock (the earlier of such dates being referred to herein as the "Distribution Date"). Separate certificates representing the Rights will be mailed to holders of the Common Stock as soon as practicable after the Distribution Date, unless earlier redeemed or exchanged, and could then begin trading separately from the Common Stock. The Rights will not have any voting rights or be entitled to dividends.

                  In the event that, after a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock, the Company is acquired in a merger or other business combination transaction or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold, each Right will entitle its holder to purchase, at the Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price. Alternatively, if a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock, each Right, other than Rights beneficially owned by the 15% holder (which will thereafter be void), will become exercisable for the number of shares of Common Stock which, at that time, would have a market value of two times the Purchase Price.

                  The Rights are redeemable at $.01 per Right (the "Redemption Price"), subject to adjustment, at any time prior to the time that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights will expire on December 24, 2007 (unless earlier redeemed or exchanged).

                  If a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more but less than 50% of the Common Stock, the Board of Directors of the Company may thereafter, at its option, exchange the Rights (other than Rights owned by the 15% holder, which will have become void), in whole or in part, for shares of the Common Stock at an exchange ratio of one share of Common Stock for each Right, subject to adjustment.

                  The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights in any manner consistent with the objectives of the Board of Directors in adopting the Rights Agreement, including an amendment to lower the 15% threshold described above to not less than the greater of (i) the sum of .001% and the largest percentage of outstanding Common Stock then known by the Company to be beneficially owned by any person or group and (ii) 10%. From and after such time as any person has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock no amendment may adversely affect the interests of the holders of the Rights.

                  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

                  The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

                  Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                  As of November 30, 1997 there were 171,776,210 shares of Common Stock issued and outstanding (and 57,793,814 shares were held by the Company in its treasury). One Right will be distributed to stockholders of the Company for each share of Common Stock owned by them on December 24, 1997. As long as the Rights are attached to the Common Stock, the Company presently intends to issue one Right with each new share of Common Stock so that all such shares will have attached Rights. 2,500,000 Preferred Shares have been reserved for issuance upon exercise of the Rights.

                  The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock because until such time the Rights may be redeemed by the Company at the Redemption Price.

                  The Rights Agreement setting forth the terms of the Rights, which includes as exhibits thereto the form of Amendment to Certificate of Designation specifying the terms of the Preferred Shares, the form of Right Certificate and the form of Summary of Rights to Purchase Preferred Shares, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights and the Preferred Shares is qualified in its entirety by reference to such exhibit.



Item 1.  Exhibits.
------   --------

         1. Rights Agreement, dated as of November 19, 1997, between Fortune Brands, Inc. and First Chicago Trust Company of New York, as Rights Agent. The Rights Agreement includes as exhibits thereto the form of Amendment to Certificate of Designation specifying the terms of the Preferred Shares, the form of Right Certificate and the Summary of Rights to Purchase Preferred Shares. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of (i) the tenth day after public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock or (ii) the tenth business day after the commencement of, or the announcement of an intention to commence, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Stock.



                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         FORTUNE BRANDS, INC.



                                         By    Gilbert L. Klemann, II
                                           --------------------------------
                                               Gilbert L. Klemann, II
                                               Senior Vice President
                                                 and General Counsel



Date:  December 22, 1997

                                  EXHIBIT INDEX



                                                                  Sequentially
Exhibit                                                          Numbered Page
-------                                                          -------------


   1. Rights Agreement, dated as of November 19, 1997, between Fortune Brands, Inc. and First Chicago
          Trust Company of New York, as Rights Agent. The Rights Agreement includes as exhibits thereto the form of Amendment to Certificate of Designation specifying the terms of the Preferred Shares, the form of Right Certificate and the Summary of Rights to Purchase Preferred Shares. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of (i) the tenth day after public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock or (ii) the tenth business day after the commencement of, or the announcement of an intention to commence, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Stock.